Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-143415

REITPLUS, INC.
SUPPLEMENT NO. 4 DATED MAY 15, 2008
TO THE PROSPECTUS DATED NOVEMBER 21, 2007

This document supplements, and should be read in conjunction with, our prospectus dated November 21, 2007 and Supplement No. 3, dated April 24, 2008, relating to our offering of 55,263,158 shares of common stock. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering; and

•	our investment in a joint venture.

Status of Our Initial Public Offering

As of May 12, 2008, excluding shares purchased by our executive officers and directors, our dealer manager and our advisor and its affiliates, we had received and accepted subscriptions in our offering for 256,700 shares of our common stock, or $2,567,000.00, thereby exceeding the minimum offering requirement described in our prospectus. Having raised the minimum offering, the offering proceeds were released by the escrow agent to us and are available for the acquisition of properties and the other purposes disclosed in the prospectus.  As of May 12, 2008, we had received and accepted subscriptions in our offering from all sources for 256,700 shares of common stock, or $2,567,000.00

Our Investment in a Joint Venture

On February 20, 2008, at a meeting of the Board of Directors of REITPlus, Inc., our Board of Directors authorized our officers to take the necessary actions to negotiate and enter into a joint venture (the “Joint Venture”) with JP Morgan Strategic Property Fund (“JP Morgan”) and AmREIT Monthly Income & Growth Fund IV, L.P. (“MIG IV”), an affiliate of our sponsor.

On February 29, 2008, the Joint Venture acquired a fee simple interest in Shadow Creek Ranch Town Center located in Pearland, Texas, or Shadow Creek Ranch, from an unaffiliated third party for a purchase price of $115,000,000, plus closing costs.  We were not able to fund our investment in the Joint Venture at the closing of the acquisition of Shadow Creek Ranch because we had not received subscription proceeds in our initial public offering equal to at least $2.0 million in accordance with our escrow agreement with Wells Fargo, N.A. (the “Minimum Offering Requirement”).  As a result, AmREIT, our sponsor, acquired a 10% interest in the Joint Venture for $5.1 million on our behalf.  JP Morgan owns 80% of the Joint Venture and MIG IV owns 10% of the Joint Venture.

On May 12, 2008, upon satisfaction of our Minimum Offering Requirement, we paid $2,550,000 to acquire a 5.0% interest in the Joint Venture.  We will continue to use proceeds of our offering to acquire AmREIT’s remaining interest in the Joint Venture until we have made the entire investment of $5.1 million.

Financing and Fees

In connection with the acquisition of our interest in the Joint Venture, our investment is subject to a mortgage loan with MetLife in an amount of $65,000,000.  The mortgage loan provides for a fixed rate of 5.48% through March 1, 2015.  The outstanding balance on the loan at the time of maturity will be approximately $61,200,000.00. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) 1.0% of the outstanding balance or (2) a defeasance amount calculated pursuant to a standard formula based on the remaining life of the loan and then-current interest rates. The mortgage loan is secured by a mortgage on the property.  Further, there is an additional $20,000,000 guaranty of the mortgage loan provided jointly and severally by JP Morgan, MIG IV, and REITPlus.  JP Morgan, MIG IV and REITPlus have entered into a separate agreement, whereby the recourse associated with the $20,000,000 guaranty is limited to each party’s ownership interest in the Joint Venture.  The guaranty will be released by MetLife based on the property achieving the following debt service coverage ratios:

Debt Service Coverage Ratio:	Maximum Guaranty:
Less than 1.35	$ 20,000,000
1.35 to 1.49	$ 10,000,000
1.50 or greater	$ -

We will pay our advisor an acquisition fee of $258,750, or 2.25% of our pro rata share of the purchase price of Shadow Creek Ranch, as we continue to purchase additional interests in the Joint Venture.

Description of the Property

Shadow Creek Ranch is a retail shopping center located in Pearland, Texas.  The construction of Shadow Creek Ranch was completed in 2008 and consists of an aggregate of 616,372 square feet, located on approximately 65.89 acres of land.  As of May 2, 2008, Shadow Creek Ranch was approximately 88% leased, including a master lease from the seller representing approximately 6.6% of the leaseable area.

The principal businesses occupying the shopping center are commercial retailers.  The largest tenants, HEB Plus, Academy, Hobby Lobby, and Ashley Furniture, have all been tenants since November 1, 2007, July 1, 2007, October 1, 2007, and January 1, 2008, respectively.

HEB Plus leases approximately 150,600 square feet, or approximately 24% of Shadow Creek Ranch, pursuant to a lease that expires on October 31, 2027, with rent increases throughout the term.  In addition to the primary term, HEB Plus has six five-year renew options, at pre-established escalating rental amounts.  Established in 1905, HEB has over 300 locations throughout Texas and Mexico and employees more than 56,000 persons.  In 2004, HEB opened the first “Plus” concept store, which offers families the ability to shop for groceries, clothing, appliances and other household goods in one convenient location.  The rental rate per annum for 2008 is approximately $758,016, or $5.03 per square foot.

Academy leases approximately 85,500 square feet, or approximately 14% of Shadow Creek Ranch, pursuant to a lease that expires on June 30, 2022, with rent increases throughout the term.  In addition to the primary term, Academy has three five-year renewal options, at pre-established escalating rental amounts. Founded in 1938, Academy is one of the nations largest sporting goods retailers with over 100 locations throughout the Southeast United States and employees more than 13,000 persons.  Academy offers a selection of sports equipment, apparel, and footwear at everyday low prices.  The rental rate per annum for 2008 is approximately $620,484, or $7.25 per square foot.

Hobby Lobby leases approximately 59,000 square feet, or approximately 10% of Shadow Creek Ranch, pursuant to a lease that expires on September 30, 2022, with rent increases throughout the term.  In addition to the primary term, Hobby Lobby has three five-year renewal options, at pre-established escalating rental amounts.  Established in 1972, Hobby Lobby operates over 400 retail locations in 32 states.  Hobby Lobby is an arts and crafts store.  The rental rate per annum for 2008 is approximately $473,328, or $8.00 per square foot.

There are approximately five comparable properties located in the surrounding market that might compete with Shadow Creek Ranch.  Most of retail centers with which Shadow Creek Ranch competes have similar retail tenants, including Target, Wal-Mart, and Barnes & Noble.

Management currently has no renovation plans for the retail center and believes that the property is suitable for its intended purpose and adequately covered by insurance.  For federal income tax purposes, the depreciable basis in Shadow Creek Ranch will be approximately $73.2 million, excluding land, tenant improvements and intangible assets. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of between 45 and 17 years.  For 2007, Shadow Creek Ranch paid real estate taxes of approximately $406,000 at a rate of 2.7%.

The following table sets forth the lease expirations of Shadow Creek Ranch for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

Year	No. of Leases Expiring	Total Square Feet of Expiring Leases	Gross Annual Rent of Expiring Leases	% of Gross Annual Rent Represented by Expiring Leases
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
2011	-	-	-	-
2012	-	-	-	-
2013	6	12,506	$ 376,529	5.75%
2014	-	-	-	-
2015	6	15,075	1,051,002	16.06%
2016	-	-	-	-
2017	-	-	-	-
2018	7	20,125	590,440	9.02%

In conjunction with the purchase of Shadow Creek Ranch, the seller guaranteed that certain leases would be in place with rent commencement by a certain date.  If those tenants were not in place, the seller guaranteed/master leased the applicable spaces for the full term of the anticipated lease.  In addition, there is a provision in each guaranteed lease/master lease for the seller to terminate the guaranty /master lease for a specified termination penalty.

Shadow Creek Ranch was developed during 2007.  As such, historical occupancy rates are not applicable.

AmREIT Realty Investment Corporation (“ARIC”), one of our affiliates, entered into a property management agreement with the Joint Venture on February 29, 2008 to provide certain property management services for the Joint Venture and Shadow Creek Ranch (the “Property Management Agreement”).  ARIC receives a property management fee of 4% of effective gross revenues from Shadow Creek Ranch for services performed, including but not limited to:  property maintenance, tenant coordination and facilitation, cash receipts, cash disbursements, annual budgets, business plans and monthly reporting pursuant to the Property Management Agreement.  Additionally, on February 29, 2008, ARIC entered into a one year sub-management agreement with Transwestern Property Company SW GP, L.L.C. (“Transwestern”) whereby Transwestern will provide day-to-day property management services for Shadow Creek Ranch (the “Sub-Management Agreement”).  Pursuant to the Sub-Management Agreement, ARIC will compensate Transwestern the greater of 2% of effective gross revenues from Shadow Creek Ranch, or $3,500.00 per month.